Corporate Presentation APRIL 2022 Filed by Comera Life Sciences Holdings, Inc./OTR Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: Comera Life Sciences Holdings, Inc. (Commission File No. 333-263377) OTR Acquisition Corp. (Commission File No. 001-39708)

Disclaimer These slides and any related presentation by management of Comera Life Sciences (“Comera”) (collectively, the “presentation”) are intended to be provided only to accredited institutional investors who are considering an investment in Comera Life Sciences, and for no other purpose. The information provided in the presentation is intended to highlight certain matters bearing upon the current status of Comera Life Sciences that may be of interest to potential investors. The information provided is not complete, comprehensive or exhaustive, and any potential investor wishing to obtain additional information about topics referenced in the presentation, or other matters in connection with a potential investment, is encouraged to contact Comera Life Sciences. These slides are intended for limited circulation, and the information provided in the presentation is provided on a confidential basis. Potential investors acknowledge and agree that they will hold the information and all related documents and disclosures in the strictest confidence. The presentation is not intended for public use or distribution, and dissemination, publication, distribution, disclosure, copying or use of the information or disclosures provided in the presentation is expressly prohibited. The presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be deemed to be any offer solicitation or sale of securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country. Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed business combination, Comera Life Sciences Holdings, Inc. (“Holdco”) filed the Registration Statement which includes a proxy statement of OTR and a prospectus of Holdco. The definitive proxy statement/prospectus will be sent to all OTR and Comera stockholders. Holdco and OTR will also file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and securities holders of OTR and Comera are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they contain or will contain important information about the proposed business combination and the parties to the proposed business combination. Investors and securities holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by OTR may be obtained free of charge from OTR’s website at https://otracquisition.com/investors/ or by written request to OTR Acquisition Corp., 1395 Brickell Avenue, Suite 800, Miami, Florida 33131. Participants in the Solicitation Holdco, OTR and Comera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from OTR’s stockholders in connection with the proposed business combination. Information about OTR’s directors and executive officers and their ownership of OTR’s securities is set forth in OTR’s filings with the SEC, including OTR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 8, 2022. To the extent that holdings of OTR’s securities have changed since the amounts printed in OTR’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer (Continued) Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between OTR and Comera, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Comera and the markets in which it operates, and Comera’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of OTR’s securities, (ii) the risk that the transaction may not be completed by OTR’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by OTR, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of OTR, the satisfaction of the minimum trust account amount following redemptions by OTR’s public stockholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Comera’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Comera and potential difficulties in Comera’s employee retention as a result of the proposed business combination, (viii) the outcome of any legal proceedings that may be instituted against Holdco, Comera or OTR related to the business combination agreement or the proposed business combination, (ix) the ability to maintain the listing of OTR’s securities on the Nasdaq, (x) the price of Holdco’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Comera operates, variations in performance across competitors, changes in laws and regulations affecting Comera’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Comera operates, (xiii) the risk that Comera and its current and future collaborators are unable to successfully develop and commercialize Comera’s products or services, or experience significant delays in doing so, (xiv) the risk that Comera may never achieve or sustain profitability; (xv) the risk that Comera will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Comera’s products and services, and (xix) the risk that Comera is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OTR’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Holdco’s Registration Statement on Form S-4 and the proxy statement/prospectus discussed above and other No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Nicholas J. Singer Chairman & CEO Overview of OTR Acquisition Corp. OTR’s team has significant public company experience to support Comera’s growth plans 20+ years of experience in finance and investments Co-Founder of two hedge funds that managed each in excess of a billion dollars Founder & Executive Chairman of United Parks Executive Chairman of IntegriCo Composites Chairman of Only What You Need (OWYN) Former Board Member of Brooklyn ImmunoTherapeutics (Nasdaq: BTX) Douglas Anderson CFO & Director David Neithardt Director 100+ years combined investing & operating experience Growth oriented investors & operators Robust M&A and capital markets experience Long-term track record of value creation across sectors Life sciences experience

Experienced and Accomplished Management Team Successful track record of drug development and life sciences operating expertise Neal I. Muni, MD, MSPH Chief Operating Officer Jeffrey S. Hackman Chairman and Chief Executive Officer Robert Mahoney, Ph.D. Chief Scientific Officer

Board of Directors: Top-Tier Pharma Expertise

Comera LIFE SCIENCES



Jeff Hackman
Chairman and CEO

- 30 years experience in Pharma and Biotech
- Former CEO Novelion
- Head of U.S. Internal Medicine & Oncology for Shire.
- Region head for North America at Baxalta.
- Commercial VP roles at Sigma Tau, Intercell, Emergent BioSolutions and MedImmune



Roopom Banerjee, PhD

- Managing Partner of WhiteLeaf Advisors, Strategic Advisor of Bain Capital and Operating Operator of CRG LP
- Chief Strategy and BD Officer for Agendia
- Board Member of SAGA Diagnostics AB
- Former President and CEO of RainDance Technologies



Barbara Finck, MD

- Board-certified rheumatologist
- 25+ years of preclinical & clinical drug development
- Acting CMO of Coherus
- VP Clinical development at Alza, Eos, PDL & Immunex
- CMO at Osprey Pharmaceuticals and NK Therapeutics



Kirsten Flowers

- 15 years Pharma and Biotech
- Currently CCO for Kura Oncology
- Previously SVP of Commercial Operations at Array Biopharma
- Before Array Kirsten held several leadership positions with Pfizer



Stuart Randle

- 30 years experience in Pharma and Biotech
- Division President of Baxter Healthcare
- CEO of ACT Medical
- President and CEO of GI Dynamics
- Most recently President and CEO of Ivenix
- Board Member of Teleflex and Beacon Roofing Supply



James Sherblom

- A founder of Mass Bio Council
- Former SVP & CFO, Genzyme; led first IPO
- Former Chairman and CEO, Transgenic Sciences
- Founding & Managing Partner, Seaflower Ventures
- Activist Social Impact Investor
- Vice Chair, GrainPro Inc.



Edward Sullivan

- 35 years experience in Pharma and Biotech advising companies from early-stage IPO to multi-billion-dollar companies
- Trusted counselor to multinational corporations helping them through years of growth and transformational change



John Yee, MD

- Board-certified rheumatologist
- 20+ years academia & Industry
- CMO of Sobi North America
- Medical lead at Genzyme, Flexion, Vertex, Intarcia, AstaZeneca
- Boston Children's Hospital & Harvard Medical School



William Wexler
OTR BOD Rep.

- 30 years experience in finance, operations, general corporate restructuring and, most recently, energy and power generation
- Homer City Holdings: Chairman & CEO
- Upstate New York Power Producers: former Chairman and CEO
- VMR Electronics: former Chief Restructuring Officer

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Comera Life Sciences Investment Highlights Significant Opportunity Most biologics delivered intravenously despite significant limitations for patients and healthcare system $286B addressable market in 2020 and expected to grow to $422B in 2025 Multiple Pharmaceutical Partnerships Multiple agreements with top-tier pharma collaborators for high-value, late-stage/marketed, licensed products provide near-term revenues; additional partnerships expected Longer-term, partnerships have significant licensing, milestone payment and royalty potential Proprietary Product Development Development of proprietary biologics in development targeting substantial markets and high unmet needs Strategy includes optionality to out-license to large pharma/biotech at early stage of development to reduce capital needs Expertise and Intellectual Property Team with successful track record of drug development and life sciences operating experience Extensive IP protection Proprietary excipient platform technology to develop subcutaneous biologics for improved patient outcomes Lead caffeine-based patented excipient validated in peer-reviewed study and initial in vivo safety studies provide evidence of tolerability Compelling Valuation and Attractive Entry Point Pharma partnerships combined with proprietary platform enables potential for significant value creation As Comera continues to execute on its business plan, it should trade in line with more developed biologics companies that tend to trade at higher valuations

True medical advances don’t spring from technology, experience, or even genius. They’re inspired by compassion. We apply a deep knowledge of formulation science and technology to transform essential biologic medicine from IV to subcutaneous (“SQ”) forms, providing patients and families with the freedom of self injectable care to fully realize the potential of these life-changing therapies – and the vast potential of their own lives. Leading a compassionate new era in medicine.

Biologics Market is Massive and Growing Rapidly Source: https://www.bccresearch.com/market-research/biotechnology/biologic-therapeutic-drugs-technologies-markets-report.html: Based on revenues generated by each product as disclosed in the annual reports for such companies that produce each of these products. Source: https://www.globenewswire.com/news-release/2019/01/11/1690388/0/en/Global-Biologics-Outsourcing-Market-2018-2027-In-2017-7-out-of-10-Blockbuster-Drugs-were-Biologics-Outnumbering-Small-Molecule-Drugs.html Global biologics market was ~$286B in 2020 and expected to grow to ~$422B in 20251 7 of the top 10 global medicines are biologics2 Products across all major therapeutic indications Significant market opportunity for formulation improvements Biologics are at the vanguard of cutting-edge biomedical technology and are driving the next generation of treatments for patients Multiple $Billion Products

Pain and discomfort associated with IV access Time-consuming (1-4 hours) Risk of infection Reduced compliance Inconvenience – travel, time Cannot be self-administered Patients Requires space and time in office Requires storage ± refrigeration, supplies Requires nursing time Increased costs Healthcare System Most Biologics Administered Intravenously, with Significant Limitations

Less pain and discomfort (smaller needle than IV) Less time-consuming Less risk of infection At-home self-administration Higher patient satisfaction Improved compliance Improved quality of life Patients No need for IV access resources and nursing time Reduced costs – supplies, storage, staffing Healthcare System Subcutaneous Administration has Multiple Potential Benefits

SQ Dosing Strongly Preferred Over IV by Physicians Source: Ipsos market study and Comera physician interviews, December 2021; base: Total HCPs; n=50 + 5 IDIs with high-prescribing physicians Over 70% expressed interest in a SQ version of an IV biologic if available A clear majority agreed that patient inconvenience was a significant issue with IV Comera conducted market study with over 50 physicians to assess unmet need Top issues creating lack of physician satisfaction with IV biologic dosage forms “Traveling and infusion time can sometimes take up half a day for some of my patients. If there were an option to take [the treatment] at home, many of them would be very interested.” - Gastroenterologist in Midwest U.S.

Increased Viscosity is Significant Hurdle to Formulating Most Biologics for SQ Administration High Viscosity Low Viscosity Increased protein concentration needed for smaller dosing volumes leads to increased viscosity This increased viscosity prevents SQ administration

Excipients are substances added to a therapeutic agent in a drug formulation to aid in manufacturing, delivery, stability and/or patient acceptability Excipients Typically Used to Reduce Viscosity, but Lack of Innovation has Plagued Industry Fail to reduce viscosity sufficiently Destabilize the biologic protein Increase injection pain Cause other side effects Despite decades of research, a lack of effective excipients remains Suboptimal excipients can: Lack of innovation highlighted by FDA Novel Excipient Review Pilot Program First proposals accepted December 2021

Proprietary Excipient Technology Platform IV SQ >200 EXCIPIENT COMPOUNDS PROPRIETARY EXCIPIENT ENGINEERING +

: Validated by Scientific Peer-Review Value of concept and strength of science confirmed by recent publication in industry-leading Journal of Pharmaceutical Sciences Source: “Caffeine as a viscosity reducer for highly concentrated monoclonal antibody solutions”, Journal of Pharmaceutical Sciences, 110 (2021) 3594−3604, https://doi.org/10.1016/j.xphs.2021.06.030 Use of caffeine-based excipient to reduce viscosity demonstrated for two mAbs, ipilimumab (Yervoy) and infliximab (Remicade) Ipilimumab: caffeine reduced viscosity from 45-78% in three buffers Infliximab: caffeine reduced viscosity by 77% vs. control Caffeine-containing formulations met target stability requirements for a viable drug product No loss of biologic activity for either molecule in the presence of caffeine, confirmed by rigorous analytical demonstration Conclusion: Caffeine-based excipient proven in externally validated, rigorous scientific evaluation to achieve all desired target parameters for a viable SQ formulation

Caffeine-based Excipient Optimized to Lower Viscosity for Several Biologics Inﬂiximab formulated in a 20 mM phosphate-acetate buffer at pH 6.0 (control) and in the presence of 75 mM caffeine, 100 mM ArgHCl, or 100 mM NaCl Ipilimumab formulated in Yervoy commercial formulation vehicle (Comm.) and PBS with or without 75 mM caffeine Source: “Caffeine as a viscosity reducer for highly concentrated monoclonal antibody solutions” Journal of Pharmaceutical Sciences 110 (2021) 3594−3604 https://doi.org/10.1016/j.xphs.2021.06.030 Target viscosity range Target viscosity range in vivo Data Supports Safety of Caffeine Pre-clinical proof of concept studies further validate use of in SQ drug development Animal studies conducted by the Company to assess formulation viability to deliver mAbs subcutaneously Study #1: no toxicity from caffeine formulation on the test animals (Sprague Dawley® rats), upon SQ and IV administration Study #2: initiated December 2021, final results expected Q3 2022; no evidence of local or systemic toxicity reported to-date after test formulation administered to study animals Study #2 Goals (started 12/2021, completion 2/2022) Comparison of IV and SQ-administered formulations Determine PK profile and bioavailability of mAb formulations upon different routes of administration Testing a control formulation vs. a caffeine containing mAb formulation Observe the animals (SD rats) for any signs of health effects Based on data collected to date, caffeine-containing mAb formulations when administered subcutaneously have not demonstrated evidence of local or systemic toxicity

Learnings shared across pharma partnerships and internal product development Partnerships Provide Near-Term Revenues and Licensing Opportunities PARTNERSHIPS Partnering with companies to develop their IV biologic drugs into SQ formulations Near-term revenues Potential for license fees, milestones and royalties PROPRIETARY DEVELOPMENT Initial focus on reformulating existing biologics Option to out-license development/commercialization rights

Platform Leading to High-Value Partnerships Selective focus on high-value collaborations with near-term milestone value Late-stage clinical programs and/or commercialized assets Programs with significant commercial potential High patient quality-of-life impact with availability of self-injectable formulation Emphasis on long-term value creation (royalties, milestone payments) if collaboration successful Selective focus on pharma partners having significant strategic value to Comera Broad mAb asset portfolio amenable to SQ formulation with Potential interest in licensing and acquiring Comera’s internal assets at downstream stages of development Partnering Strategy

Ongoing Revenue-Generating, High-Value Partnerships, with Additional Collaborations Expected this Year Current Partnerships Partnership #1 Undisclosed Leading US biotechnology company Three high-priority assets in development Option to license after further technical evaluation complete Partnership #2 Undisclosed Top 10 global pharma company Drug commercialized globally, currently the largest biologic drug by revenue to Company (top two overall) Option to license after further technical evaluation complete Partnership #3 Intas Pharmaceuticals Ltd. Intas Pharmaceuticals is a leading, vertically-integrated pharmaceutical company. Development of a biosimilar product in oncology Option to license after further technical evaluation

Example above for single products; opportunities for multi-product, portfolio level engagements exist with selected pharmaceutical and biotechnology partners Partnership Value Generated Through Multiple Stages Research collaboration agreement between partner and Comera to assess feasibility of SQore platform to achieve desired target profile Evaluation fee range based on extent of work: ~$250K - $1M Feasibility Evaluation License Option Exercise Assuming SQore feasibility demonstrated, partner has option to license SQore technology for product development Potential license option fee in $ single-digit millions Milestones Payments to Comera upon achieving agreed development milestones (e.g. IND, Phase 3, BLA filing, approval) Potential milestone payments in $ multi-millions Royalties Percentage of sales upon product commercialization Potential low single digit % royalty range

Reformulation of known biologics provides potential for faster timeline to value creation and lower development cost : Cost-Efficient Proprietary Platform and Program Development Develop platform technology to facilitate incorporation in partner drug programs Sourcing and qualification of GMP grade material suitable for parenteral biologic formulations Conduct in vivo GLP tox/PK studies to establish bridge to known safety data Human testing of biologic drug products using SQore excipients via internal program development Enhance SQore data package to increase partnership value Utilize to advance own programs from formulation development to IND filing Initial focus on reformulating existing, approved IV biologic drugs; lower clinical development risk Plan to out-license development/ commercialization rights to third parties at IND or later stages Leverage efficiencies of scale created by advancing several programs through early development Advance proprietary programs through development

CLS-001/CLS-002: Addressing Unmet Need in Large Markets

Comera LIFE SCIENCES

Development goal for proprietary programs is to advance proprietary programs to IND filing stage, with the option to out-license to third parties for ongoing development and commercialization

	CLS-001 *SQ formulation of successful, marketed IV biologic therapy targeting Inflammatory Bowel Disease (IBD)*	**CLS-002** *SQ formulation of marketed IV biologic therapy in highly growing space of immuno-oncology (I-O)*	**Future**
Program	SQ formulation of marketed IV mAb	SQ formulation of marketed IV I-O mAb	Significant opportunities exist beyond initial programs in oncology and inflammation
Therapeutic Area	IBD *Ulcerative colitis and Crohn's disease*	Oncology	
Development Status	Formulation development	Formulation development	
Key Milestone	IND filing: Q1 2024	IND filing: Q3 2024	
Peak Sales Potential	$0.6B - $1.3B	$0.5B - $0.8B	

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6 U.S. Patents Viscosity Reducer Family 9,605,0519,867,881 10,478,498 Stabilizer Family 10,016,51310,279,048 10,610,600 5 International Patents Viscosity Reducer Family Canada 2,951,716 Japan6674901 Japan6983266 China ZL2015800398 Platform Commands Strong IP Portfolio >35 Patents Pending U.S. & International

SQore™ Well-Positioned vs. Other Approaches

Comera LIFE SCIENCES

Large market opportunity accommodates multiple players

Viscosity Reducing Technology	Comera LIFE SCIENCES	**SQore™: scientifically validated, well-characterized excipient technology, all previously used in humans, allowing for low-volume, easy-to-administer subcutaneous formulations across multiple different mAbs**
	ExcelseBio	EXCELSE™: amino acid blends to reduce protein clumping
	Lindy Biosciences	Microglassification™: protein microbead process
	Arecor	Arestat™: oligomers of ethyleneimine
	ARSIA, EAGLE PHARMACEUTICALS	Camphor sulfonic acid derivatives
Enzyme Based Technology	Halozyme	ENHANZE®: hyaluronidase used to enhance SQ tissue absorption
	ALTEOGEN Inc.	Hybrozyme™: hyaluronidase variant
Oral Delivery	Rani THERAPEUTICS	RaniPill™: oral capsule drug delivery system

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Summary Transaction Overview Implied initial equity value of approximately $258.4 million translating into an enterprise value of approximately $151.3 million Overview1 Ownership1 All existing Comera investors are rolling 100% of their equity into the pro forma company Earn-Out 3.15 million shares issuable to Comera’s existing stockholders if the pro forma stock price is at or above $12.50 for 20 out of 30 consecutive trading days within 2 years post-closing Transaction Rationale Provides Comera with access to public markets, which will help facilitate the development of new or improved subcutaneous formulations of essential biologic medicines through additional growth capital and partnerships Attractive entry point / valuation for investors within biologics market with significant upside potential Use of Proceeds To execute on and complete new pharmaceutical partnerships and advance internal pipeline Working capital and general corporate purposes 1. Pro forma diluted basis at $10.00 per share, assumes no redemptions and excludes impact of unvested stock-based compensation and unvested shares pursuant to the new, to-be-established equity incentive plan, earn-out shares and warrants

Detailed Transaction Overview

Pro Forma Valuation[1, 2]

($M, except per share data)	
Pro Forma Shares Outstanding[2]	25.8
(x) Illustrative Share Price	$10.00
Pro Forma Equity Value[2]	**$258.4**
(-) Pro Forma Net Cash[3]	$107.1
Pro Forma Enterprise Value[2]	**$151.3**

Pro Forma Share Ownership[1,2,4]


10.1%
48.8%
41.1%
Existing Comera Stockholders
OTR Public Stockholders
OTR Founder Shares

Illustrative Sources & Uses

Sources ($M)	
OTR Cash in Trust[1]	$107.1
Comera Equity Rollover	$126.0
Existing Comera Cash	$7.5
OTR Founder Shares	$26.1
Total Sources	**$266.7**

Uses ($M)	
Comera Equity Rollover	$126.0
Cash to Balance Sheet[1]	$107.1
OTR Founder Shares	$26.1
Transaction Cash Fees, Expenses & Deferred UW Fees	$7.5
Total Uses	**$266.7**

1. Assumes no redemptions by OTR public stockholders
2. Pro forma diluted basis at $10.00 per share, assumes no redemptions and excludes impact of unvested stock-based compensation and unvested shares pursuant to the new, to-be-established equity incentive plan, earn-out shares and warrants
3. Includes existing cash of ~$6.5M from Comera a/o December 31, 2021 plus an additional ~$1.0M from Comera employee options exercised
4. Includes shares issued to Maxim Group LLC pursuant to a sell-side advisory fee

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Proprietary platform enables potential for significant share price appreciation Indicative valuation range can be determined by comparing Comera to related novel formulation companies in the market at different stages of development As Comera continues to execute on its business plan, it should have ability to trade similarly to more developed novel formulation & biologics companies that tend to trade at higher valuations High unmet needs Strategic collaborations & partnerships Multiple sources of revenue Revenue-generating model Extensive IP protection Assets under development Diversified pipeline Near term milestones CURRENT ENTERPRISE VALUES OF COMPARABLE PUBLICLY TRADED BIOLOGICS COMPANIES (USD $M) Early-Stage Mid-Stage Late-Stage Compelling Valuation and Attractive Entry Point Source: Comera Management, CapitalIQ, Company Filings; Market data as of 4/14/22 1. Pro forma diluted enterprise value at $10.00 per share, assumes no redemptions and excludes impact of unvested stock-based compensation and unvested shares pursuant to the new, to-be-established equity incentive plan, earn-out shares and warrants 29

Accelerated Growth as a Public Company Market opportunity sufficiently large to accommodate multiple players Studied technology with significant IP protection Proprietary Platform Established & Future Partnerships Innovative Proprietary Product Development Experienced Management Team Diversified Business Model Clear Market Opportunity Revenue-generating programs De-risked product development Over 100+ years combined operating experience Multiple sources of revenue potential supported by core technology Addressing high unmet needs 1 2 3 4 5 6

Investment Highlights Proprietary Excipient Technology Platform Significant Opportunity Multiple Pharmaceutical Partnerships Proprietary Product Development Expertise and Intellectual Property Compelling Valuation and Attractive Entry Point

Thank you! Investor Contact John Woolford ICR Westwicke John.Woolford@westwicke.com Comera Press Contact Sean Leous ICR Westwicke Sean.Leous@westwicke.com 12 Gill Street, Suite 4650 Woburn, MA 01801, USA comeralifesciences.com OTR Contact Melanie Gounardes Prosek Partners Mgounardes@prosek.com